SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

USA TRUCK, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

902925106
__________________________________________________________________________________
(CUSIP Number)
Paul A. Will, President and Chief Operating Officer
Celadon Group, Inc.
9503 East 33rd Street
One Celadon Drive
Indianapolis, Indiana 46235
Telephone:  (317) 972-7000
Facsimile:  (317) 890-8099
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Kenneth Core, Vice President and Secretary
Celadon Group, Inc.
9503 East 33rd Street
One Celadon Drive
Indianapolis, Indiana 46235

September 28, 2011
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  902925106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Celadon Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 658,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 658,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.29% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage indicated is based upon 10,456,381 shares outstanding as of August 3, 2011, as reported on the Issuer's Form 10-Q filed on August 8, 2011.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of USA Truck, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 3200 Industrial Park Road, Van Buren, Arkansas 72956.

Item 2.                    Identity and Background.

This Statement is being filed by Celadon Group, Inc, a Delaware corporation ("Celadon Group"). Celadon Group is a truckload carrier. The principal executive offices of Celadon Group are located at 9503 East 33rd Street, One Celadon Drive, Indianapolis, Indiana 46235.

The name, citizenship, present principal occupation or employment, and business address of each director and executive officer of Celadon Group are set forth in Schedule A, which is incorporated herein by reference.

Neither Celadon Group nor any director or executive officer of Celadon Group, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

Celadon Group holds 658,000 shares of Common Stock. The aggregate purchase price of the shares of Common Stock purchased by Celadon Group was $4,660,702 (including commissions). The source of funding for the purchase of the Common Stock was the general working capital of Celadon Group. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Common Stock.

Item 4.                      Purpose of Transaction.

Celadon Group acquired the Common Stock reported in this Schedule 13D because its board of directors believed the Issuer's Common Stock represented a potentially attractive investment at recent prices. The average investment price of $7.08 per share, including commissions, represents approximately 55% of the book value per share of the Issuer's Common Stock as reflected in the most recent publicly available financial statements. Based on publicly available information, Celadon Group believes there is an opportunity to realize value for its stockholders from this investment.

Celadon Group's board of directors and management team believe the truckload industry offers consolidation and other strategic opportunities as successful companies seek, among other things, additional capacity and services for customers, more diverse routes for drivers, and greater value and liquidity for investors. Celadon Group recently requested a meeting with the Issuer's management to discuss a possible association between Celadon Group and the Issuer, potentially including a combination of the two companies. Depending on the outcome of these discussions, any such association, alliance or business combination could result in one or more of the events set forth in Items 4(a) through (j) of Schedule 13D. Celadon Group has not had any discussions of these matters with the Issuer's management or board of directors to date and does not know whether the Issuer would entertain any such discussions. Moreover, Celadon Group has not had the opportunity to evaluate whether or how the Issuer's operations might be complementary to its operations and has not formed any opinion as to whether the Issuer would offer an attractive strategic fit.

Celadon Group intends to routinely monitor and assess, among other things (i) the financial condition, operations, prospects, capital structure, and management of the Issuer, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters, and prevailing industry and market conditions, (iv) alternative investment opportunities available to Celadon Group, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Celadon Group may, at any time and from time to time, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (I) proposing measures which it believes would enhance stockholder value, (II) seeking representation on the board of directors of the Issuer, (III) purchasing additional Common Stock and/or other equity, debt, notes, instruments, or other securities and/or derivative securities relating thereto (collectively, "Securities") of the Issuer, (IV) disposing of any and all of its Securities in the open market or otherwise, (V) engaging in any hedging or similar transactions with respect to the Securities, (VI) selling some or all of any Securities of the Issuer held by Celadon Group, (VII) proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, or (VIII) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Except as set forth in this Item 4, Celadon Group has no present plans or proposals that relate to or would result in any of the actions required to be disclosed in this Item 4.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of August 3, 2011, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2011, there were 10,456,381 shares of Common Stock outstanding.  As of the date hereof, Celadon Group is the beneficial owners of an aggregate of 658,000 shares of Common Stock, representing approximately 6.29% of the issued and outstanding shares of Common Stock of the Issuer.

(b)           Celadon Group has the sole voting power and dispositive power over 658,000 of the Issuer's Common Stock.

(c)           The following table sets forth all transactions with respect to the Common Stock effected during the last sixty (60) days by Celadon Group. All such transactions were purchases of Common Stock effected in the open market, and the table includes commissions in per-share prices reported.

Date of Transaction	Number of Common Stock Purchased	Price Per Share
09/20/2011	475,000	6.98
09/23/2011	10,000	6.87
09/27/2011	7,500	7.13
09/28/2011	131,000	7.27
10/3/2011	22,000	7.85
10/4/2011	8,500	7.83
10/5/2011	4,000	7.88

Item 6.                      Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7.                      Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

Dated: October 11, 2011

Celadon Group, Inc.

/s/ Paul A. Will
Paul A. Will, President and Chief Operating Officer

Schedule 13D

Schedule A

Directors and Executive Officers of Celadon Group, Inc.

The following sets forth the name, position, and principal occupation of each director and executive officer of Celadon Group. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Celadon Group, Inc. 9503 East 33rd Street, One Celadon Drive, Indianapolis, Indiana 46235. To the best of Celadon Group's knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of Celadon Group own any Common Stock of the Issuer.

Name	Position with Celadon Group, Inc.
Stephen Russell	Chairman of the Board of Directors and Chief Executive Officer
Paul A. Will	Vice Chairman of the Board of Directors, President, and Chief Operating Officer
Anthony Heyworth	Director of Celadon Group
Catherine Langham	Director of Celadon Group; President and Chief Executive Officer of Langham Logistics, Inc.
Michael Miller
Director of Celadon Group; Chairman of the Board and Chief Executive Officer of Aarnel Funding Corporation; Partner of Independence Realty; President and Chief Executive Officer of Miller Investment Company, Inc.

Kenneth Core	Vice President and Secretary
Jonathan Russell	President of Asset Light Business Units
Eric Meek	Vice President, Treasurer, and Principal Financial Officer
Bart Middleton	Vice President, Principal Accounting Officer, and Assistant Secretary